Smurfit Westrock plc

Smurfit Kappa Treasury Unlimited Company

Smurfit Westrock Financing Designated Activity Company

Beech Hill, Clonskeagh

Dublin 4, D04 N2R2

Ireland

April 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eranga Dias

Re:	Smurfit Westrock plc
Smurfit Kappa Treasury Unlimited Company
Smurfit Westrock Financing Designated Activity Company
Registration Statement on Form S-4 (File No. 333-286364)
Request for Acceleration of Effective Date

Dear Mr. Dias:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Smurfit Westrock plc (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern Time on April 23, 2025, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Stuart Morrissy of Hogan Lovells US LLP at (212) 918-3037. The Company authorizes Mr. Morrissy to orally modify or withdraw this request for acceleration.

Sincerely,

Smurfit Westrock plc

By:	/s/ Gillian Carson-Callan
Name:	Gillian Carson-Callan
Title:	Group SVP Finance & Corporate Secretary